FORM 6-K


                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549



                        REPORT OF FOREIGN PRIVATE ISSUER
                       PURSANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934




                                  INFOVISTA SA
                                  ------------
             (Exact Name of Registrant as Specified in its Charter)

                6, rue de la Terre de Feu, 91940 Les Ulis, France
                -------------------------------------------------
                    (Address of principal Executive Offices)





     (Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

                           Form 20-F  X                     Form 40-F
                                     ---                              ---

     (Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of
1934)

                           Yes                              No X
                               ---                            ---

     (If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): __________)



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                                   ENCLOSURES


     InfoVista SA (the "Company") is furnishing under cover of Form 6-K a press release dated October 24th, 2001 announcing unaudited first quarter FY 2001/2002 results.



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                                    SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                         INFOVISTA SA

Dated : October 24th, 2001               By : /s/ ALAIN TINGAUD
                                         Alain TINGAUD
                                         Chairman and Chief Executive Officer





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InfoVista  announces first quarter FY 2001/2002 results in line with preliminary
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estimates
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                        Revenue up 21% over Q1 last year
                        --------------------------------

PARIS, FRANCE and COLUMBIA, MD - October 24, 2001 - InfoVista (NASDAQ: IVTA, Nouveau Marche: 7667), a global provider of service assurance software solutions that help service providers and large corporations achieve better returns from their complex IT and network infrastructure, today reported financial results for its fiscal first quarter ended September 30, 2001. Total revenue was
(euro)6.5 million, representing an increase of 21% over the same period last year. Pro forma net loss for the quarter was (euro)1.8 million or (euro)0.09 per share, as compared to (euro)1.2 million or (euro)0.07 per share in the quarter ended September 30, 2000.

"In our September quarter, traditionally impacted by the European summer slowdown, the last two weeks are key to close on many of the deals that we have been working on. This year, because of the tragic events in the US and the related unfortunate repercussions in all our markets, our momentum was cut short ahead of this crucial selling period. As a result, several customers postponed their purchase orders, as we indicated earlier this month," commented Alain Tingaud, Chairman and Chief Executive Officer of InfoVista. "We are responding quickly to this evolving environment, taking effective measures to adjust our cost base while continuing to invest heavily in R&D and preserving our sales and marketing infrastructure. Thus, we will be able to seize opportunities when the global economy recovers and businesses resume their investments in the critical solutions that we provide."


Business Highlights

o InfoVista's total number of customers increased to 487. New customers who chose InfoVista's solutions during the quarter included:

     o    North America: Schlumberger and Royal Canadian Mounted Police

     o    Europe: Callahan KNRW and ICTWeb

     o    Asia Pacific: Matsushita

o Recurring business from existing customers represented more than 68% of total revenues.

o The European, American and Asian markets represented 54%, 38% and 8% of total revenues, respectively for the first quarter ended September 30 2001.

o Revenues from Service Provider market contributed 71% to total revenues, with Enterprise representing 29%.

o Revenues from Software License contributed 62% to total revenues, while Service revenues contributed 38%.

o Revenues from indirect sales channels contributed 29% to total revenues. During the first quarter, the company added new partners around the world, including:

     o    North America: Prosys

     o    Europe: SCI Network Inc. and Core Computer Sro

     o    Asia Pacific: Telways Communications

o    InfoVista's  financial position remains strong,  with cash of approximately
     (euro)60 million, or (euro)3.05 per outstanding share as at September 30, 2001.

o As at September 30, 2001, InfoVista had a total of 225 employees globally, representing a 6% decline from the previous quarter.

o Days Sales Outstanding (DSO) at September 30, 2001 were 120 days, compared to 102 days the previous quarter. This is due to stronger selling activities in Southern Europe where the DSO rate is typically lower.


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o    During the  quarter,  InfoVista  announced  its latest  solution  offering,
     VistaNext, the plug and play, on-demand, real-time performance reporting manager. VistaNext specifically address customers' requirements by offering network performance reports on demand for the Service Provider and Enterprise markets.


Initiating and implementing stringent cost-efficiency programs

During the quarter, InfoVista successfully launched and implemented a stringent cost-efficiency program. The company kept a watchful eye on administrative expenses, resulting in a 14% decline in G&A over the previous quarter. The company took an exceptional restructuring charge of (euro)0.9 million aimed at optimizing employee productivity and consolidation of office space.

"Our successfully implemented cost control measures have resulted in a 9.5% sequential decline in total operating expenses. This excludes the one-time charge which will result in better efficiency and productivity in the long run," commented Philippe Ozanian, Chief Financial Officer. "However, we will continue to invest prudently, particularly in areas that will allow us to propel ahead as the economy recovers. Accordingly, R&D has increased 10% over the previous quarter."


Market outlook and guidance

"Given the current lack of visibility in all our markets, we are cautiously revising our guidance downwards to a forecasted revenue growth of between 10% - 15% for the fiscal year 2002," said Mr. Tingaud. "By positioning InfoVista at the heart of the OSS platform, we believe we have the right solutions that address the market's needs. Our strong financial position and the confidence of our loyal customers will enable us to pursue cautious investments and to weather the uncertain period ahead of us."


Conference Call

InfoVista will host a conference call on the same day at 9:00 a.m. (EST) / 2:00 p.m. (UK) / 3:00 p.m. (Continental Europe). To dial into the call, please use the numbers below:


From the US: (800)491-3127 or (303)267-1001
From the UK: (UIFF): +800 4444 4411 or +44 (0)20 8781 0571
From Continental Europe: (UIFF): +800 4444 4411 or +44 (0)20 8410 1215
A replay of the teleconference will be available shortly after the end of the conference call for one week at the numbers below:

From the US: (303)804-1855, Access code: 1253040
From the UK: +44 (0)20 8288 4459, Access code: 645722
From Continental Europe: +44 (0)20 8288 4459, Access code: 645722

InfoVista's first quarter earnings conference call will be available online through www.infovista.com or at www.streetfusion.com. The live webcast will begin at 9:00 a.m. (EST) / 2:00 p.m. (UK) / 3:00 pm (Continental Europe) on Wednesday, October 24, 2001 with the replay beginning shortly after the completion of the live call. This replay will be available for 7 days.


About InfoVista

InfoVista is a leading global provider of Service Level Management software solutions. InfoVista designs, develops and markets technologically advanced software which monitors, analyzes and reports on the performance and quality of services of information technology (IT) infrastructure, including networks, servers and applications. InfoVista markets primarily to telecommunications companies, including British Telecom, France Telecom, and Cegetel; Internet service providers including UUNET and Wanadoo; and other IT-intensive organizations such as


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financial  services  companies  including  AXA,  First Union Bank, and Banque de
France, and other multinational companies like Nestle and Shell. InfoVista stock is traded on the NASDAQ under the ticker symbol IVTA and the Nouveau Marche under the symbol InfoVista (7667). For more information about the company, please visit www.infovista.com.
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Cautionary Statement for Purposes of the "Safe Harbor" Provisions of the Private
Securities Litigation Reform Act of 1995: Except for historical information contained herein, the matters discussed in this news release are "forward looking statements." These statements involve risks and uncertainties which
could  cause   actual   results  to  differ   materially   from  those  in  such
forward-looking   statements;   including,   without   limitation,   risks   and
uncertainties arising from the rapid evolution of our markets, competition, market acceptance of our products, our dependence upon spending by the
telecommunications   industry  and  our  ability  to  develop  and  protect  new technologies. For a description of other factors which might affect our actual results, please see the "Risk Factors" section and other disclosures in InfoVista's public filings with the US Securities & Exchange Commission and French Commission des Operations de Bourse. Readers of this news release are cautioned not to put undue reliance on any forward-looking statement. The
Company  undertakes  no  obligation  to  publicly  update  any   forward-looking
statements, whether as a result of new information, future events or otherwise.

              InfoVista is a registered trademark of InfoVista, S.A

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